SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 20, 2006

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X              Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                        No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:	Annual General Meeting
Swedish Match shareholders approve dividend hike to 2.10 SEK

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: April 21, 2006	By: /s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Stockholmsbörsen: SWMA

PRESS RELEASE

20 April, 2006

Swedish Match shareholders approve dividend hike to 2.10 SEK

Major items approved by today’s Annual General Meeting include:

•	Dividend will increase from 1.90 SEK/share to 2.10 SEK

•	Election of Andrew Cripps and Conny Karlsson to the Board

•	Mandate to repurchase up to 10 percent of all shares in the Company prolonged

•	24 Million shares repurchased by the Company are authorized to be withdrawn

•	Approval of reduction of the parent company’s legal reserves by 80 MSEK

At the Annual General Meeting of Swedish Match on April 20th, it was resolved in accordance with the proposal of the Board of Directors to pay a dividend per share of 2.10 SEK. The record date for the dividend entitlement was set at 25 April, 2006. The dividend is expected to be distributed on 28 May, 2006, through VPC.

Shareholders have re-elected Bernt Magnusson (Chairman), Tuve Johannesson, Arne Jurbrant, Meg Tivéus, Karsten Slotte, Kersti Strandqvist, and Sven Hindrikes to the Board of Directors, and elected Andrew Cripps and Conny Karlsson as new members to the Board of Directors.

Furthermore, the shareholders approved an authorization for a reduction in the Company’s share capital by 28.8 MSEK through withdrawal of 24,000,000 shares in the Company, along with a corresponding bonus issue which will transfer 28.8 MSEK from nonrestricted shareholders’ equity to share capital, thus restoring share capital to previous levels. The shares in the Company to be withdrawn have been repurchased by the Company in accordance with previous shareholder authorization. The shareholders also approved a reduction of legal reserves of the Parent Company by 80 MSEK. The released funds will be used for share repurchases.

Shareholders approved an authorization to decide, prior to the next Annual General Meeting, to acquire a maximum of as many shares as may be acquired without the Company’s holding at any time exceeding 10 percent of all shares in the Company. The shares shall be acquired on the Stockholmsbörsen at a price within the price interval registered at any given time (market price).

The meeting also resolved to allow the Company to issue up to 723,333 call options to a combined value of 9.5 MSEK, which corresponds to the value of options allocated in accordance with the Company’s options program for 2005.

The meeting further adopted a stock option program for senior officials in the Company for 2006. The total value of the stock options allocated shall not exceed a limit of 27.3 MSEK.

In addition, shareholders approved all other proposals made by the Board of Directors as outlined in the published notice of the Annual General Meeting for Swedish Match AB.

Swedish Match is a unique company with its range of market-leading brands in the product areas of snuff and chewing tobacco, cigars and pipe tobacco – tobacco’s niche products – as well as matches and lighters. The Group’s global operations generated sales of 13,311MSEK for the twelve month period ending December 31, 2005. Swedish Match shares are listed on Stockholmsbörsen (SWMA).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: + 46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com